Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

8 November 2021

Westpac releases latest Independent Reviewer’s reports on its Integrated Plan to improve risk governance

Westpac has today released the second and third Independent Reviewer reports undertaken by Promontory Australia, covering the period from 1 February 2021 to 30 September 2021.

The reports assess Westpac’s progress on the actions and activities from Westpac’s Integrated Plan. The Integrated Plan is being delivered through our Customer Outcomes and Risk Excellence (CORE) program which is comprised of 19 workstreams, 80 deliverables and 327 activities designed to strengthen our risk governance across both financial and non-financial risk. The Integrated Plan is part of an enforceable undertaking agreed in December 2020 with APRA, following issues found in Westpac’s risk governance.

At 30 September 2021, Westpac had submitted 121 of 327 activities to the Independent Reviewer for assessment. Of the activities submitted, 102 were assessed as ‘complete and effective’, and assessment of the remaining 19 is underway.

The reports note Westpac’s progress with the Independent Reviewer considering Westpac’s Integrated Plan to be on track.

Westpac CEO, Peter King, said: “The Board and Executive Team remain committed to completing the Plan’s activities on time and delivering the change in culture and capability the Plan is designed to achieve.

“The foundations we have established are helping to improve our risk governance, capability, and risk culture, and ensure we are a simpler, stronger bank for customers.

“We are already seeing improvements in our culture and benefits through reduced complexity and improved accountability,” Mr King said.

Promontory’s reports are available here, with the next update due in May 2022.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.